June 16, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (970) 476-0200

Gary S. Judd
President and Chief Executive Officer
Vail Banks, Inc.
0015 Benchmark Road, Suite 300
PO Box 6580
Avon, CO  81620

	Re:	Vail Banks, Inc.
		Form 10-K for the year ended December 31, 2004
		File No. 0-25081

Dear Mr. Judd:

	We have reviewed the above referenced filing, limiting our review to those issues addressed in our comments. Please provide us with the requested information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please provide disclosures in your future filings that clarify the issues addressed in our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Financial Statements

Note 2. Investment Securities, page F-15

1.	In light of the significant other-than-temporary impairments
charges recorded by 	other holders of FNMA and FHLMC preferred
shares and considering the market 	conditions surrounding those
shares, please advise us of the following:
* Whether "agency preferred stock" as disclosed in the notes to your financial statements is actually FNMA or FHLMC preferred stock;
and
* If these are in fact FNMA or FHLMC preferred shares, provide any additional commentary in support of the fact that your agency preferred shares were not impaired at 12/31/03 and 12/31/04.

Note 6. Goodwill and Other Intangible Assets, page F-20

2.	Please tell us why it was necessary to properly record
deferred
taxes as goodwill 	in fiscal year 2003 for the acquisition of the
Vail bank building.  Please tell 	us what specific accounting
literature you relied on in determining the 	appropriateness of
your
accounting. Also, tell us what income statement line 	items
include
the write-off of this amount in fiscal year 2004.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments and provide any requested information. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Isa Farhat at (202) 551-3485 or me at (202)
551-3851 if you have questions regarding our comments.



      Sincerely,


						Paul Cline
						Senior Accountant


Gary S. Judd
Vail Banks, Inc.
Page 1 of 3